SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                             ______________________

                                 SCHEDULE 13D/A

                     Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)*

                              HF Financial Corp.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   404172108
                                 (CUSIP Number)

                               Jeffrey L. Gendell
                        Tontine Financial Partners, L.P.
    200 Park Avenue, Suite 3900, New York, New York, 10166 (212)692-3695
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                                February 27, 1997
         (Date of event which requires filing of this statement).


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                    [page 1 of 8]

13D
CUSIP No. 404172108
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                  PF, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                  4,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 209,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  4,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 209,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 213,000
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 7.1%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    [page 2 of 8]

13D
CUSIP No. 404172108
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Financial Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                209,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 209,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 209,000
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 6.9%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    [page 3 of 8]

Item 1.     Security and Issuer.

     The Schedule 13D, initially filed on April 24, 1996 (the "Schedule 13D"), by Jeffrey L. Gendell and Tontine Partners, L.P., relating to the Common Stock, par value $.01 per share (the "Common Stock"), of HF Financial Corp., a Delaware corporation(the "Company")is hereby amended and restated by this Amendment No. 1 to the Schedule 13D.

Item 2.     Identity and Background.

             Item 2 is hereby amended and restated in its entirety as follows:

     (a)    This statement is filed by:   Jeffrey L. Gendell, with respect to
the shares of Common Stock beneficially owned by him and Tontine Financial Partners, L.P., a Delaware limited partnership ("Tontine"), and Tontine, with respect to the shares of Common Stock beneficially owned by it.

     (b) The business address of Mr. Gendell is 200 Park Avenue, Suite 3900, New York, New York 10166. The address of the principal business and principal office of Tontine is 200 Park Avenue, Suite 3900, New York, New York 10166.

     (c) Mr. Gendell serves as the Managing Member of Tontine Management, L.L.C. which is the general partner (the "General Partner") of Tontine. The principal business of Tontine is serving as a private investment limited partnership investing in financial institutions.

     (d) Neither the person or partnership referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the person or partnership referred to in paragraph (a) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Gendell is a United States citizen. Tontine is a limited partnership organized under the laws of the State of Delaware.

Item 3.     Source and Amount of Funds and Other Consideration.

            Item 3 is hereby amended and restated in its entirety as follows:

     The net investment cost (including commissions, if any) of the shares of Common Stock owned directly by Mr. Gendell is approximately $34,025.

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Tontine is approximately $3,029,880.

                                    [page 4 of 8]

     The shares of Common Stock purchased by Mr. Gendell were purchased with personal funds and on margin. The shares of Common Stock purchased by Tontine were purchased with working capital and on margin.

     Mr. Gendell's margin transactions were with Prudential Securities Inc. or Stephens Inc. on such firm's usual terms and conditions. Tontine's margin transactions were with Bear Stearns Securities Corp., on such firm's usual terms and conditions. All or part of the shares of Common Stock beneficially owned by Mr. Gendell may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Mr. Gendell. All or part of the shares of Common Stock beneficially owned by Tontine may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Tontine. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.


     The purpose of the acquisition of the shares of Common Stock by Mr. Gendell and Tontine is for investment, and the purchases of the shares of Common Stock by Mr. Gendell and Tontine were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Each may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time. Neither Mr. Gendell nor Tontine has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such person and entity may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby amended and restated in its entirely as follows:

       A. Jeffrey L. Gendell.

            (a) Aggregate number of shares beneficially owned: 213,000
                        Percentage: 7.1%. The percentages used herein and in the rest of Item 5 are calculated based upon the 3,014,331 shares of Common Stock issued and outstanding as of February 1, 1997, as reflected in the Company's Form 10-Q for the period ending December 31, 1996.
             (b) 1.  Sole power to vote or direct vote: 4,000
                 2.  Shared power to vote or direct vote: 209,000
                 3.  Sole power to dispose or direct the disposition: 209,000
                 4.  Shared power to dispose or direct the disposition: 4,000

                                    [page 5 of 8]

             (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of Tontine, which were all in the open market, by Tontine, are set forth in Schedule A and are incorporated by reference.
             (d)  Not applicable.
             (e)  Not applicable.

     B. Tontine Financial Partners, L.P.

              (a) Aggregate number of shares beneficially owned: 209,000.
                         Percentage: 6.9%.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote:  209,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 209,000
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Tontine Management, L.L.C., the general partner of Tontine, has the power to direct the affairs of Tontine, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of Tontine Management, L.L.C. and in that capacity directs its operations.
              (e) Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.


     Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.


     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.




                                    [page 6 of 8]

                               SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 28,1997            /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Financial Partners, L.P.








































                                    [page 7 of 8]

                                 Schedule A

                             TONTINE FINANCIAL PARTNERS, L.P.

Date of                                                Price Per Share
Transaction                   Number of Shares         (including
                              Purchased/(Sold)         Commissions, if any)

12/30/96                            5,300                   17.19

12/31/96                            5,000                   17.32

1/15/97                             2,100                   17.82

2/27/97                            20,000                   19.56